

Mail Stop 3720

May 9, 2017

Thomas DeNunzio
President and Chief Executive Officer
Superb Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Superb Acquisition, Inc.**
> **Form 10-12G**
> **Filed April 17, 2017**
> **File No. 000-55769**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business

Business of Issuer, page 3

1.   Please clarify the assertions contained in the final paragraph of page 3 to more effectively explain why a potential target might find a merger with a Form 10 shell company to be more advantageous and less expensive than a merger with an operating company.

2.   Discuss in more detail the benefits and consideration that you anticipate receiving if a business combination is consummated successfully.

Management's Discussion and Analysis…, page 7

3.   Please disclose prominently that at this time you are entirely reliant upon loans or investments made by your sole officer and director for any expenses due.

4.   We note on page 8 your plans to offer a controlling interest to a target business in order to utilize the benefits of a tax-free reorganization. Please also reference these intentions under the "Form of Acquisition" section on page 4.

Security Ownership of Certain Beneficial Owners and Management, page 9

5.   We note that your sole officer and director is currently serving as the CEO and Director of another blank check company. Disclose the possibility of conflicts of interest arising between that blank check company and Superb Acquisition, Inc., and state whether you have any policies in place to address any potential conflicts of interest.

Item 6. Executive Compensation, page 10

6.   We note your disclosure that your sole officer and director does not receive any compensation for his services, and that you have not disclosed any compensation in the Summary Compensation Table on page 11. However, it appears that your sole officer and director received 20,000,000 shares as consideration for his capital contribution, formation costs, and business development services. Please revise your Summary Compensation Table to include the shares issued as consideration. Please refer to Instruction 2 to Item 402(n) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Larry Spirgel

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications